

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2023

Dominic Piscitelli
Chief Financial Officer
Oric Pharmaceuticals, Inc.
240 E. Grand Ave, 2nd Floor
South San Francisco, CA 94080

      Re: Oric Pharmaceuticals, Inc.
          Registration Statement on Form S-3
          Filed December 15, 2023
          File No. 333-276077

Dear Dominic Piscitelli:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Lauren Hamill at 303-844-1008 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Life Sciences

cc: Amanda Urquiza